EXHIBIT 99.2

CONSENT

TO:	Alexco Resource Corp. (the "Company") British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
United States Securities and Exchange Commission

Dear Sirs / Mesdames:

Re:	Consent of Expert
Reference is made to the prospectus supplement of the Company dated March 25, 2020 (the "Supplement") and the Company's amended registration statement on Form F-10/A (File No. 333-227024) and the documents incorporated by reference therein, including the Company's annual information report dated March 11, 2020 for the year ended December 31, 2019 (the "AIF") and the technical report titled "NI 43-101 Technical Report, Prefeasibility Study of the Keno Hill Silver District Project, Yukon Territory, Canada" dated effective March 28, 2019, as amended and issued on February 13, 2020 (the "Report").
I hereby:
1.	consent to:
a.	the public filing of the Report;
b.	being named in the AIF, the Supplement and the Registration Statement as an author of the Report; and
c.
the use any extracts from and/or a summary of the Report in the AIF, the Supplement and the Registration Statement, and to the incorporation of the Report by reference into the AIF, the Supplement and the Registration Statement; and

2.	confirm that I have read the Supplement and that:
a.	it fairly and accurately represents the information in the sections of the Report for which I am responsible; and
b.
I have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within my knowledge as a result of the services performed by me in connection with the Report.

Dated this 25th day of March, 2020.

"Adrian Churcher"
Adrian Churcher, P.Eng.